Exhibit 4.1.10

DATED 16 December 2008

SAMCO GAMMA LTD.

and

CALYON

SUPPLEMENTAL AGREEMENT TO A LOAN AGREEMENT DATED 17 OCTOBER 2006

INDEX

		Page
1	DEFINITIONS	1
2	THE LENDER’S COMMITMENT	3
3	USE OF PROCEEDS AND FEES	3
4	DRAWDOWN OF THE NEW LOAN	4
5	REPAYMENT OF THE NEW LOAN AND INTEREST	4
6	AMENDMENTS TO THE ORIGINAL AGREEMENT	5
7	CONDITIONS PRECEDENT TO DRAWDOWN OF THE NEW LOAN	15
8	REPRESENTATIONS AND WARRANTIES AND UNDERTAKINGS	18
9	SECURITY	18
10	FURTHER ASSURANCE	19
11	EXPENSES	19
12	MISCELLANEOUS PROVISIONS	19
13	ASSIGNMENT AND SUB-PARTICIPATION AND COMMUNICATIONS	20
14	LAW AND JURISDICTION	20
SCHEDULE		21

SUPPLEMENTAL AGREEMENT

DATED 16th December 2008

BETWEEN

(1)	SAMCO GAMMA LTD. a company incorporated under the law of the Cayman Islands, with registered office at Clifton House, 75 Fort Street, George Town, Grand Cayman, Cayman Islands (the “Borrower”); and
(2)
CALYON a French “société anonyme” having a share capital of EUR3,714,724,584 and its registered office at 9, quai du President Paul Doumer, 92920, Paris La Defense Cedex, France and registered under the number siren 304187701 at the Registre du Commerce et des Sociétés of Nanterre, France acting as lender and swap provider (the “Lender”),

Supplemental to a loan agreement (the “Original Agreement”) dated 17 October 2006 made between (1) the Borrower and (2) the Lender.

WHEREAS

(A)
Pursuant to the Original Agreement the Lender made a loan available to the Borrower of up to forty nine million Dollars ($49,000,000) (the “Existing Loan”) upon the terms and conditions contained therein.

(B)	The Borrower has (inter alia) requested the Lender to increase the amount of the Existing Loan by thirty one million one hundred thousand Dollars ($31,100,000) (the “New Loan”).
(C)
At the date of this Supplemental Agreement the principal amount of the Existing Loan outstanding is forty three million two hundred and fifty six thousand five hundred and twenty four Dollars and ten cents ($43,256,524.10).

(D)	The Lender is willing to agree to the request to increase the Existing Loan by the amount of the New Loan on the terms and conditions set forth in this Supplemental Agreement.

NOW THIS SUPPLEMENTAL AGREEMENT WITNESSES as follows:-

1	DEFINITIONS
	1.1	Words and expressions defined in the Original Agreement shall have the same meanings when used in this Supplemental Agreement unless otherwise defined or the context otherwise requires.

1.2	In this Supplemental Agreement the following words and expressions shall have the following meanings:-

“Effective Date” means the date on which the Lender certifies to the Borrower that all of the conditions referred to in Clause 7.1 have been satisfied or where applicable waived pursuant to Clause 7.4.

“Execution Date” means the date of execution of this Supplemental Agreement by the parties hereto.
“Existing Loan” has the meaning ascribed to it in Recital (A).
“Manager’s Confirmation Letter” means the letter of confirmation to be addressed by the Managers, Goodwood Ship Management Pte. Ltd, to the Lender, in form and substance satisfactory to the Lender.
“Manager’s Undertaking” means the letter of undertaking to be addressed by the Managers, Samco Shipholding Pte. Ltd, to the Lender in form and substance satisfactory to the Lender.
“Maturity Date” means 22 December 2016.
“Mortgage Addendum” means the addendum to the Mortgage to be executed by the Borrower in favour of the Lender, in form and substance satisfactory to the Lender.
“New Availability Termination Period” means the period commencing on the Execution Date and ending on 22 December 2008 or such later date as the Lender may agree in its discretion.
“New Corporate Guarantee” means a guarantee and indemnity to be executed by the New Corporate Guarantor in favour of the Lender in form and substance satisfactory to the Lender.

“New Corporate Guarantor” means Samco Shipholding Pte. Ltd. of a company incorporated and existing under the laws of Singapore whose registered office is at 80 Raffles Place, #32-01, UOB Plaza, Singapore (048624).

“New Drawdown Date” means the date on which the New Loan is advanced by the Lender to the Borrower.
“New Drawdown Notice” means a notice in the form set out in the Schedule to this Supplemental Agreement.
“New Loan” has the meaning ascribed to it in Recital (B).

“New Loan Balloon Amount” means the sum of eleven million four hundred and thirty thousand Dollars ($11,430,000) or such increased amount as may result from the addition to such balloon of the relevant deferred Repayment Instalments pursuant to clause 5.9 of the Original Agreement as amended by this Supplemental Agreement as the same may be decreased by any prepayments.

“Supplemental Agreement” means the agreement herein contained including the Schedule.
“Transaction Documents” means together this Supplemental Agreement, the Mortgage Addendum, the Manager’s Confirmation Letter, the Manager’s Undertaking and the New Corporate Guarantee.

2	THE LENDER’S COMMITMENT
In reliance on each of the representations and warranties contained in this Supplemental Agreement and the Original Agreement and subject always to the terms, covenants and conditions contained in the Original Agreement and in this Supplemental Agreement, the Lender agrees to advance the New Loan to the Borrower to be used by the Borrower in accordance with Clause 3.1.

3	USE OF PROCEEDS AND FEES
	3.1	The New Loan will be made available by the Lender to the Borrower for on lending to the New Corporate Guarantor for investment purposes.

	3.2	On the Execution Date the Borrower shall pay to the Lender a structuring fee of one hundred and twenty five thousand Dollars ($125,000).

4	DRAWDOWN OF THE NEW LOAN
4.1
Subject to satisfaction by the Borrower of the conditions set out in Clause 7.1, the New Loan shall be advanced to or to the order of the Borrower on 22 December 2008 in one amount by such method of funds transfer as the Lender and the Borrower shall agree, provided that the Borrower shall have given to the Lender not more than ten (10) and not fewer than two (2) Business Days’ notice in writing in the form set out in the Schedule of the required New Drawdown Date.  The New Drawdown Notice once given shall be irrevocable and shall constitute a warranty by the Borrower that:-

		4.1.1	all conditions precedent to the advance of the New Loan will have been satisfied or waived on or before the New Drawdown Date;

		4.1.2	no Event of Default or Potential Event of Default will then have occurred and which is continuing;

		4.1.3	no Event of Default or Potential Event of Default will result from the advance of the New Loan; and

		4.1.4	there has been no material adverse change in the business, affairs or financial condition of any of the Security Parties from that pertaining at the Execution Date.

	4.2	The Lender shall be under no obligation to advance all or any part of the New Loan following expiration of the New Availability Termination Period.

4.3
Without prejudice to the obligations of the Borrower under the Original Agreement and this Supplemental Agreement, the Lender shall not be obliged to concern itself with the application of the New Loan by the Borrower.

5	REPAYMENT OF THE NEW LOAN AND INTEREST
5.1
Subject to the terms of the Original Agreement as amended by this Supplemental Agreement, the Borrower shall repay the New Loan to the Lender by thirty two (32) consecutive quarterly Repayment Instalments together with the New Loan Balloon Amount, with each Repayment Instalment being in an amount of one million Dollars ($1,000,000) in respect of the first fourteen (14) Repayment Instalments and three hundred and fifteen thousand Dollars ($315,000) in respect of the remaining eighteen (18) Repayment Instalments.  The first such Repayment Instalment shall be due and payable on the date falling three (3) months after the New Drawdown Date and subsequent Repayment Instalments shall be due and payable at consecutive intervals of three (3) calendar months thereafter.  The New Loan Balloon Amount shall be payable with the final such Repayment Instalment on the Maturity Date.

5.2	The provisions of clauses 5.3, 5.4, 5.5, 5.6, 5.7 and 5.9 of the Original Agreement as amended by this Supplemental Agreement shall apply to the New Loan.

5.3	The provisions of Clause 6 of the Original Agreement as amended by this Supplemental Agreement shall apply to the New Loan.

5.4	The Borrower agrees that the provisions of clause 10 of the Original Agreement as amended by this Supplemental Agreement shall apply to the New Loan.

6	AMENDMENTS TO THE ORIGINAL AGREEMENT

	6.1	With effect from the Effective Date, the Original Agreement shall be read and construed as if:-

		6.1.1	the following definitions were inserted in clause 1.1 of the Original Agreement in alphabetical order:-

“Execution Date” means the date of the Supplemental Agreement.

“Existing Loan” means the aggregate amount from time to time advanced by the Lender to the Borrower pursuant to Clauses 2.1 and 2.2 of the Supplemental Agreement or, where the context permits, the amount advanced and for the time being outstanding.

“Maturity Date” means 22 December 2016.

“Manager’s Confirmation Letter” means the letter of confirmation addressed by the Managers, Goodwood Ship Management Pte. Ltd, to the Lender, in form and substance satisfactory to the Lender.

“Manager’s Undertaking” means the letter of undertaking addressed by the Managers, Samco Shipholding Pte. Ltd, to the Lender in form and substance satisfactory to the Lender.

“Mortgage Addendum” means the addendum to the Mortgage executed by the Borrower in favour of the Lender, in form and substance satisfactory to the Lender.

“New Corporate Guarantee” means a guarantee and indemnity executed by the New Corporate Guarantor in favour of the Lender in form and substance satisfactory to the Lender.

“New Corporate Guarantor” means Samco Shipholding Pte. Ltd. Of a company incorporated and existing under the laws of Singapore whose registered office is at 80 Raffles Place, #32-01, UOB Plaza, Singapore (048624).

“New Drawdown Date” means the date on which the New Loan is advanced by the Lender to the Borrower.

“New Drawdown Notice” means a notice in the form set out in the Schedule to the Supplemental Agreement.

“New Loan” means the aggregate amount advanced by the Lender to the Borrower pursuant to Clause 4 of the Supplemental Agreement or, where the context permits, the amount advanced and for the time being outstanding.

“New Loan Balloon Amount” means the sum of eleven million four hundred and thirty thousand Dollars ($11,430,000) or such increased amount as may result from the addition to such balloon of the relevant deferred Repayment Instalments pursuant to clause 5.9 of this Agreement as the same may be decreased by any prepayments.

“Supplemental Agreement” means the agreement dated 16 December 2008 between the Borrower and the Lender by which this Agreement was amended and supplemented.

“Transaction Documents” means together the Supplemental Agreement, the Mortgage Addendum, the Manager’s Confirmation Letter, the Manager’s Undertaking and the New Corporate Guarantee.”;

6.1.2	the definition of “Address for Service” set forth in clause 1.1.6 of the Original Agreement were deleted and replaced by the following:-

““Address for Service” means Norose Notices Limited, at its registered office from time to time currently at 3 More London Riverside, London, SE1 2AQ (fax: +44 (0) 207 6500).”;

6.1.3	in the definition of “Balloon Amount” in clause 1.1.12 of the Original Agreement the words “the relevant” were inserted before the words “deferred Repayment Instalments” in line 3;

6.1.4	in the definition of “Break Costs” in clause 1.1.13 of the Original Agreement, the words “or any part of the Loan” were inserted after the words “maintain the Loan” in line 8;

6.1.5
in the definition of “Business Day” in clause 1.1.16 of the Original Agreement, the words “Jeddah, Saudi Arabia” and “Corporate Guarantor” were deleted and replaced by the words “Singapore” and “New Corporate Guarantor” respectively;

6.1.6	the definitions of “Corporate Guarantee” and “Corporate Guarantor” were deleted in clause 1.1 and each other place where they appear in the Original Agreement;

6.1.7	the definition of “Communications Address” set forth in clause 1.1.21 of the Original Agreement were deleted and replaced by the following:-

““Communications Address” means Samco Shipholding Pte Ltd, 20 Science Park Road, #02-23/24 TeleTech Park, Singapore 117674, fax no: +65 6778 2480 or such other address for receipt of Communications as may be notified in writing by the  Borrower to the Lender.”;

6.1.8	the definition of “Loan” set forth in clause 1.1.60 of the Original Agreement were deleted and replaced by the following:-

““Loan” means the aggregate amount of the Existing Loan and the New Loan advanced by the Lender to the Borrower, or, where the context permits, the principal amount thereof advanced and for the time being outstanding.”;

6.1.9	the definition of “Managers” set forth in clause 1.1.61 of the Original Agreement were deleted and replaced by the following:

““Managers” means Samco Shipholding Pte. Ltd of Singapore as administrative manager of the Vessel and Goodwood Ship Management Pte. Ltd of Singapore as technical manager of the Vessel or such other managers as the Lender may in its discretion approve (such approval not to be unreasonably withheld).”;

6.1.10	the definition of “Margin” set forth in clause 1.1.64 of the Original Agreement were deleted and replaced by the following:-

““Margin” means:-

	(A)	0.975% per annum when the Vessel is employed under an Acceptable Charter for the period from the relevant Acceptable Charter Delivery Date until the termination of such Acceptable Charter;

	(B)	1.10% per annum for any period during which the Vessel is not employed under an Acceptable Charter as specified in (A) above; or

(C)
1.25% per annum whether or not the Vessel is employed under an Acceptable Charter for the period from the Deferral Option Date until the date on which all amounts of deferred Repayment Instalments are repaid where the Borrower exercises its option to defer certain Repayment Instalments pursuant to Clause 5.9.”;

6.1.11	a new definition of “Minimum Net Charter Rate” were inserted in clause 1.1 in alphabetical order (and all subsequent definitions renumbered accordingly) as follows:-

““Minimum Net Charter Rate” means (i) from the Execution Date to and including 31 December 2011, forty-two thousand Dollars ($42,000) per day and (ii) thereafter thirty-two thousand Dollars ($32,000) per day.”;

6.1.12	the following were added at the end of the definition of “Mortgage” set forth in clause 1.1.70 of the Original Agreement before the full stop:-

“as amended by the Mortgage Addendum”;

6.1.13	the definition of “Samco Group” set forth in clause 1.1.82 was amended to read:

““ means the New Corporate Guarantor and its subsidiaries.”;

6.1.14	the definitions of “Post Delivery Security Documents” in clause 1.1.72 and “Security Documents” in clause 1.1.84 included the Transaction Documents;

6.1.15	the definition of “Security Parties” set forth in clause 1.1.85 included the New Corporate Guarantor;

6.1.16	in clause 2 and clause 5.2 all references to “the Loan” were to the “Existing Loan”;

6.1.17
in clause 4.1.3 of the Original Agreement the words “or for on lending by the Borrower to the New Corporate Guarantor for investment purposes (as the case may be)” were inserted before the full stop at the end of the sentence;

6.1.18	in clause 4.2.1 the words “(save in respect of the Corporate Guarantor whose existence is until 21 November 2019)” were deleted;

6.1.19	in clause 4.3 the words “and each New Drawdown Notice and the New Drawdown Date” were inserted after the words “each Advance Date” in line 2;

6.1.20	“clause 5.1 Repayment of Loan” were renumbered and renamed” Clause 5.1.1 Repayment of Existing Loan” and all references therein to “the Loan” were to “the Existing Loan”;

6.1.21	a new clause 5.1.2 were inserted as follows:-

“5.1.2
Repayment of the New Loan  Subject to Clauses 5.4 and 5.9, the Borrower agrees to repay the New Loan to the Lender by thirty two (32) consecutive quarterly Repayment Instalments together with the New Loan Balloon Amount, with each such Repayment Instalment being in an amount of one million Dollars ($1,000,000) in respect of the first fourteen (14) Repayment Instalments and three hundred and fifteen thousand Dollars ($315,000) in respect of the remaining eighteen (18) Repayment Instalments.  The first such Repayment Instalment shall be due and payable on the date falling three (3) months after the New Drawdown Date and subsequent Repayment Instalments shall be due and payable at consecutive intervals of three (3) calendar months thereafter.  The New Loan Balloon Amount shall be payable with the final such Repayment Instalment on the Maturity Date.”;

6.1.22
in clause 5.6, the word “relevant” were inserted before the words “Repayment Instalments” in each place where they appear and the words “and/or the New Loan Balloon Amount as the case may be” were inserted after the words and “the Balloon Amount” in each place where they appear;

6.1.23	clause 5.9 were deleted and replaced by the following:-

“5.9
Deferral of Repayment Instalments  Notwithstanding the provisions of Clause 5.1, the Borrower shall have the option to defer payment of up to fifty per cent (50%) of four or less Repayment Instalments in respect of each of the Existing Loan and the New Loan.  Such Repayment Instalments in respect of the Existing Loan or the New Loan (as the case may be) may or may not be consecutive.  The Borrower may exercise such option from time to time by giving to the Lender not less than fifteen (15) days prior written notice of its intention to defer specifying the amount to be deferred and the relevant Repayment Instalments concerned.  The amount of any Repayment Instalment which is deferred shall be added to the Balloon Amount or the New Loan Balloon Amount (as the case may be) until such deferred amount is repaid.  With effect from the Deferral Option Notice Date until the date on which all deferred amounts of the relevant Repayment Instalments are repaid, all Earnings in excess of Total Debt Service Amount shall remain credited to and be accumulated in the Earnings Account.  On each date during such period that falls at six monthly intervals from the Deferred Option Notice Date and on each relevant Repayment Date commencing on the second Repayment Date to occur after the relevant Deferral Option Notice Date such accumulated Earnings shall be applied against reduction of the deferred amounts of Repayment Instalments. If a further option to defer is exercised during any period when deferred amounts of Repayment Instalments are still outstanding the repayment of all deferred amounts of Repayment Instalments shall be made on the same Repayment Date that applies to the subsisting deferred amounts of Repayment Instalments.”;

6.1.24	in clause 6.1, the words “or twelve (12) months’ duration” were inserted after the words “nine (9) months’” in line 3;

6.1.25	clause 6.2 were deleted and replaced by the following:-

“6.2
Beginning and end of Interest Periods  The first Interest Period in respect of the New Loan shall begin on the New Drawdown Date.  The final Interest Period for the Existing Loan shall end on the Repayment Date applicable to the final Repayment Instalment for the Existing Loan.  The final Interest Period for the New Loan shall end on the Repayment Date applicable to the final Repayment Instalment for the New Loan”;

6.1.26	clause 6.7 were deleted and replaced by the following:-

“6.7
Ending of Interest Periods  Without prejudice to Clause 6.1, each Interest Period shall, subject to Clauses 6.2 and 6.3, end on the date which numerically corresponds to the date on which the immediately preceding Interest Period ended (or, in the case of the first Interest Period in respect of the Existing Loan, to the first Advance Date or in respect of the New Loan, to the New Drawdown Date) in the calendar month which is the number of months selected or agreed after the calendar month in which the immediately preceding Interest Period ended (or, in the case of the first Interest Period in respect of (a) the Existing Loan, in which the first Advance Date occurred or (b) the New Loan, in which the New Drawdown Date occurred), except that:-

		6.7.1	if there is no numerically corresponding date in the calendar month in which the Interest Period ends, the Interest Period shall end on the last Business Day in that calendar month; and

		6.7.2	if any Interest Period would end on a day which is not a Business Day, that Interest Period shall end on the next succeeding Business Day (unless the next succeeding Business Day falls in the next calendar month, in which event the Interest Period in question shall end on the next preceding Business Day).

Any adjustment made pursuant to Clause 6.7.1 or 6.7.2 shall be ignored for the purpose of determining the date on which any subsequent Interest Period shall end.”;

6.1.27	in clause 6.8 the words “or any part of the Loan” were inserted after the word “Loan” in line 2;

6.1.28	clause 6.10 were deleted and replaced by the following:-

“6.10
Fixed Rate Option  Notwithstanding any other provisions of this Clause 6, the Borrower shall have an option from time to time during the Facility Period to change the basis on which interest is calculated on all or part of the Loan from a floating rate to a fixed rate of interest.  If the Borrower wishes to change from a floating rate to a fixed rate of interest in respect of all or part of the Loan the Borrower shall notify the Lender in writing not less than five

(5) Business Days (or such shorter period as the Lender may agree) prior to (a) the end of the current Interest Period applicable to the Existing Loan, in respect of the Existing Loan or (b) the date of (i) the New Drawdown Notice (if the New Loan has not been fully advanced) or (ii) the end of the current Interest Period applicable to the New Loan (if the New Loan has been fully advanced) in respect of the New Loan of its desire to do so and of (i) the period for which the fixed rate is required and (ii) the amount of the Loan (being not less than fifty per centum (50%) of the Loan outstanding at any time) which the Borrower wishes to change from a floating rate to a fixed rate.  The Lender as Swap Provider shall notify the Borrower in writing of the fixed rate of interest which the Lender as Swap Provider can offer the Borrower for the amount of the Loan or any part thereof and the period specified (the “Swap Period”) pursuant to a Hedging Transaction. If the Borrower wishes to accept the fixed rate so notified, the Borrower shall accept the same and the Borrower shall then enter into one or more Hedging Transactions pursuant to the Hedging Agreement (the terms and conditions of each of which will be specified in a Confirmation) and the Lender as Swap Provider shall issue a Confirmation which the Borrower shall acknowledge (or be deemed to acknowledge) in accordance with the provisions of Part 5(m) of the Schedule incorporated in the Hedging Agreement that the Confirmation correctly reflects the parties’ agreement on the terms of the relevant Hedging Transaction and the agreed fixed rate shall thereupon apply to the relevant portion of the Loan from (a) the start of the next Interest Period in respect of the Existing Loan or (b) the New Drawdown Date or the start of the next Interest Period in respect of the New Loan (as the case may be) and for the duration of the Swap Period.  Interest on all or any part of the Loan which is fixed pursuant to this Clause 6.10 shall be paid quarterly and each Interest Period whilst the Loan or any part of it is fixed pursuant to this Clause 6.10 shall be of three (3) months duration as regards the Loan or the relevant part of it so fixed.”;

6.1.29	in clause 6.11, line 2 the reference to “lender” were to “Lender”;

6.1.30
in clause 9.2.1 the words “for a minimum net time charter rate of thirty thousand Dollars ($30,000) per day” were deleted in lines 7 and 8 and 13 and 14 and replaced by the words “for the Minimum Net Charter Rate”;

6.1.31	in clauses 9.2.2, 9.2.3, 9.2.5, 9.2.7, 9.2.8, 9.2.9, 11.2.9, 11.2.10, 11.2.13 all references to “the Corporate Guarantor” were deleted and replaced by “the New Corporate Guarantor”;

6.1.32	in clause 9.2.2 line 6, the words “International Financial Reporting Standards” were deleted and replaced by “Singapore Financial Reporting Standards”;

6.1.33	a new clause 9.3.6 were inserted as follows:-

“9.3.6
Acceptable Charter Insurances  The Borrower shall effect (from time to time) loss of hire insurances in respect of the Vessel for a minimum period of 180 days less a maximum deductible of 21 days on each occasion that the Vessel is employed under an Acceptable Charter of at least two (2) years duration for the Minimum Net Charter Rate.  The Borrower with full title guarantee hereby assigns and agrees to assign absolutely and unconditionally to the Lender (to the extent not already covered by the Assignment) such loss of hire insurances referred to above and undertakes to ensure that notice of such assignment is given to the relevant insurers and endorsed on the relevant insurance policies in respect of the Vessel.”;

6.1.34
in clause 10.3 the words “(in respect of the Existing Loan) or the New Drawdown Date (in respect of the New Loan) as the case may be” were inserted after the words “the Delivery Date” in each place where they appear;

6.1.35	in clause 10.3.1 the word “relevant” were inserted before the words “Repayment Instalment” and “Repayment Date”;

6.1.36
in clauses 10.3.2 and 10.3.3 (a) the words “the Loan” were deleted and replaced by “the Existing Loan or, as the case may be, the New Loan” and (b) the word “relevant” were inserted before the word “Interest Payment Date” in each place where they appear;

6.1.37	in clause 13 all references to “this Agreement” were to the Original Agreement as amended by this Supplemental Agreement;

6.1.38	in clause 14.9 the words “or any part thereof” were inserted after the words “the Loan” in lines 2 and 6;

6.1.39	in clause 14.10 the words “or any part thereof” were inserted after the words “the Loan” in each place where they appear;

6.1.40	in clause 15.1.2 the words “Samco (Services) Limited at the Address for Service” were deleted and replaced by “Samco Shipholding Pte Ltd at the Communications Address.”;

6.1.41	in clause 15.2.2 the words “Samco (Services) Limited left at the Address for Service” were deleted and replaced by “Samco Shipholding Pte Ltd left at the Communications Address.”;

6.1.42
in clause 16.4 (a) the words “or the New Loan is not advanced to the Borrower after the New Drawdown Notice has been given to the Lender” were inserted after the words “given to the Lender” in line 4 and (b) the words “or the New Drawdown Notice (as the case may be)” were inserted after the words “the Drawdown Notice” in line 5;

6.1.43	in clause 18.1 the words “and any non-contractual obligations arising from or in connection with it” were inserted after the words “This Agreement” in the first line; and

6.1.44	in clause 18.2 the words “or relating to any non-contractual obligations arising from or in connection with this Agreement” were inserted after the words “this Agreement” in the third line.

7	CONDITIONS PRECEDENT TO DRAWDOWN OF THE NEW LOAN

7.1
Before the Lender shall have any obligation to advance the New Loan the Borrower shall deliver or cause to be delivered to or to the order of the Lender, in form and substance satisfactory to the Lender, accompanied where necessary by translations into the English language, certified in a manner acceptable to the Lender and containing such legalisations and/or attestations as the Lender may require:-

7.1.1

7.1.2
A certified copy, certified by a director or the secretary of each of the Borrower and the New Corporate Guarantor as true, complete, accurate and neither amended nor revoked, of a resolution of the directors of the Borrower and the New Corporate Guarantor together, where appropriate, with waivers of notice of any directors’ meetings, approving and authorising the execution of the Transaction Documents to which it is a party, and of all matters incidental thereto or in connection therewith.

		7.1.3	An official certificate of good standing of each of the Borrower and the New Corporate Guarantor.

7.1.4
The notarially attested Power of Attorney (if any) of the Borrower and the New Corporate Guarantor under which any documents are to be executed or transactions undertaken by the Borrower and/or the New Corporate Guarantor.

		7.1.5	The Transaction Documents duly executed and the registration of the Mortgage Addendum.

	7.1.6	The New Drawdown Notice.

7.1.7
Confirmation satisfactory to the Lender that all legal opinions required by the Lender (i) in respect of the Borrower, relating to the laws of the Cayman Islands, (ii) in respect of the Mortgage Addendum, relating to the laws of the Marshall Islands, (iii) in respect of this Agreement and the New Corporate Guarantee relating to the laws of England and (iv) in respect of the New Corporate Guarantor relating to the laws of Singapore, will be given substantially in the form required by the Lender.

7.1.8
Certificate of ownership and encumbrance issued by the Marshall Islands Registrar of Ships confirming that the Vessel is on the New Drawdown Date owned by the Borrower free of registered Encumbrances, other than the Mortgage as amended by the Mortgage Addendum.

	7.1.9	Evidence that the Corporate Guarantor, Saudi Maritime Holding Company of Saudi Arabia, has transferred completely to the New Corporate Guarantor, Samco Shipholding Pte. Ltd of Singapore, all its assets, business and operations.

	7.1.10	Evidence that the Insurances have been amended to reflect the appointment of the new Managers, being Samco Shipholding Pte. Ltd and Goodwood Ship Management Pte. Ltd.

	7.1.11	Payment of the fee referred to in Clause 3.2.

	7.1.12	Evidence that Norose Notices Limited has accepted its appointment for service of process under the Security Documents and the Transaction Documents.

7.2
The Lender shall be under no obligation to advance the New Loan nor to act on the New Drawdown Notice if, at the date of the New Drawdown Notice or at the date on which the advance of the New Loan is requested in the New Drawdown Notice, a Default shall have occurred and be continuing, or an Event of Default or Potential Event of Default would result from the advance of the New Loan.

7.3	Clause 3.6 of the Original Agreement shall apply to the conditions precedent specified in Clause 7.1 above.

7.4
If the Lender in its sole discretion agrees to advance any part of the New Loan to the Borrower before all of the documents and evidence required by Clause 7.1 have been delivered to or to the order of the Lender, the Borrower undertakes to deliver all outstanding documents and evidence to or to the order of the Lender no later than the date specified by the Lender, and the advance of any part of the New Loan shall not be taken as a waiver of the Lender’s right to require production of all the documents and evidence required by the Clause 7.1.

8	REPRESENTATIONS AND WARRANTIES AND UNDERTAKINGS

	8.1	The Borrower represents and warrants to the Lender that:-

8.1.1
it has the power to enter into and perform the Transaction Documents to which it is a party and the transactions contemplated hereby and thereby and has taken all necessary action to authorise the entry into and performance of the Transaction Documents to which it is a party and such transactions as contemplated therein and will duly perform and observe the terms thereof; and

8.1.2
the Transaction Documents to which it is a party constitute legal, valid and binding obligations of the Borrower enforceable in accordance with their respective terms save to the extent qualified in legal opinions delivered or to be delivered (as the case may be) to the Lender pursuant to Clause 7.1.7; and

		8.1.3	the proceeds of the New Loan will not be used to acquire any shares in the New Corporate Guarantor or its holding company.

9	SECURITY

9.1
The definition of any term defined in any of the Security Documents including the Original Agreement shall to the extent necessary be modified to reflect the amendments to the Original Agreement made in or pursuant to this Supplemental Agreement.

9.2
For the avoidance of doubt the Borrower hereby agrees that each of the Security Documents shall stand as security for the New Loan as well as the Existing Loan and that the Security Documents shall be amended and read and construed accordingly as though all references to “the Loan” were to “the Existing Loan and the New Loan”.

9.3	All references in the Security Documents to the Original Agreement howsoever defined shall be to the Original Agreement as amended by this Supplemental Agreement.

10	FURTHER ASSURANCE

The Borrower hereby covenants that from time to time at the request of the Lender it will execute and deliver to the Lender or procure the execution and delivery to the Lender of all such documents as the Lender shall deem necessary or desirable in its absolute discretion for giving full effect to this Supplemental Agreement and for perfecting and protecting the value or of enforcing any rights or securities granted to the Lender under or pursuant to the Original Agreement.

11	EXPENSES

The Borrower will, within fourteen days of the Lender’s written demand reimburse the Lender for all reasonable costs, charges and expenses (together with value added tax or any similar tax thereon and including the agreed fees and expenses of legal advisers) incurred by the Lender in connection with the negotiation preparation, printing, execution and registration of the Transaction Documents and the completion of the transactions therein contemplated.

12	MISCELLANEOUS PROVISIONS

12.1
This Supplemental Agreement may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument.

12.2
With effect from the Effective Date this Supplemental Agreement shall be construed with and shall constitute an instrument supplemental to the Original Agreement.  Save as otherwise provided herein and as hereby expressly varied and supplemented the Original Agreement shall remain valid and binding and in full force and effect after the Effective Date.

12.3
If the Effective Date has not occurred on or before the expiration of the New Availability Termination Period, the Lender shall thereafter have no obligation of any kind whatsoever under this Supplemental Agreement.

	12.4	The Original Agreement, is in all respects confirmed and shall, as so amended with effect from the Effective Date by this Supplemental Agreement, remain in full force and effect.

	12.5	Notwithstanding the provisions of the Contracts (Rights of Third Parties) Act 1999, no term of this Supplemental Agreement is enforceable by a person who is not a party to it.

13	ASSIGNMENT AND SUB-PARTICIPATION AND COMMUNICATIONS

The provisions of clauses 13 (Assignment and Sub-participation) and 15 (Communications) of the Original Agreement shall apply to this Supplemental Agreement as if they were set out in full and as if references to the Original Agreement were to this Supplemental Agreement.

14	LAW AND JURISDICTION

	14.1	This Supplemental Agreement and any non-contractual obligations arising from or in connection with it shall be governed by and construed in accordance with English law.

14.2
The provisions of clause 18 (Law and Jurisdiction) of the Original Agreement shall apply to this Supplemental Agreement as if they were set out in full and as if references to the Original Agreement were references to this Supplemental Agreement.

IN WITNESS whereof the parties hereto have caused this Supplemental Agreement to be duly executed on the day first above written.

EXECUTED as a DEED by Gordon Hall for and on behalf of SAMCO GAMMA LTD. in the presence of:- /s/ Valentina Nikiforova Valentina Nikiforova One St. Paul's Churchyard, London EC4M 8SH	) ) /s/ Gordon Hall ) ) )

SIGNED by Sheila Obhrai for and on behalf of CALYON in the presence of:- /s/ Valentina Nikiforova Valentina Nikiforova, as above	) ) /s/ Sheila Obhrai ) )

SCHEDULE

To:	CALYON
From:	SAMCO GAMMA LTD.
Date: [ ] December 2008

Dear Sirs,

New Drawdown Notice

We refer to the Loan Agreement dated 17 October 2006 (the “Original Agreement”) as amended by a first supplemental agreement dated [                  ] 2008 (the “Supplemental Agreement”) each made between ourselves and yourselves (together the “Agreement”).

Words and phrases defined in the Agreement shall have the same meaning when used in this New Notice of Drawdown.

Pursuant to Clause 4 of the Supplemental Agreement, we hereby irrevocably request that you advance the New Loan (being $31,100,000) to us on 22 December 2008, which is a Business Day, by paying the amount of the New Loan to [               ].

We hereby warrant that the representations and warranties contained in clause 4 (other than in respect of the Contract and the representation and warranty contained in clause 4.1.1) of the Original Agreement and clause 8 of the Supplemental Agreement are true and correct at the date of this New Drawdown Notice and will be true and correct on 22 December 2008 and that no Event of Default or Potential Event of Default has occurred and is continuing and no Event of Default or Potential Event of Default will result from the advance of the New Loan requested in this New Drawdown Notice.

Subject to clauses 6.1 and 6.2 of the Original Agreement as amended by the Supplemental Agreement, we select the period of [      ] months as the first Interest Period in respect of the New Loan.

Yours faithfully

.........................
For and on behalf of
SAMCO GAMMA LTD.